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FORM 4
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         UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


           STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange
Act of 1934, Section 17(a) of the Public Utility Holding Company
Act of 1935 or Section 30(f) of the Investment Company Act of 1940

      |_|   Check this box if no longer subject to
            Section 16. Form 4 or Form 5 obligations
               may continue. See Instruction 1(b).

(Print or Type Responses)

==================================================================

1.   Name and Address of Reporting Person*

       Abramson       Stephanie            W.
     -----------------------------------------------
        (Last)          (First)        (Middle)

     c/o Young & Rubicam Inc., 285 Madison Avenue
     -----------------------------------------------
                       (Street)

      New York        New York        10017
     -----------------------------------------------
       (City)          (State)        (Zip)


==================================================================

2.   Issuer Name and Ticker or Trading Symbol

            Young & Rubicam Inc. (YNR)
     ----------------------------------------


==================================================================

3.   IRS or Social Security Number of
     Reporting Person (Voluntary)


     ----------------------------------------


==================================================================

4.   Statement for Month/Year

                     1/99
     ----------------------------------------


==================================================================

5.   If Amendment, Date of Original (Month/Year)


     ----------------------------------------


==================================================================

6.   Relationship of Reporting Person(s) to Issuer
             (Check all applicable)

            Director                    10% Owner
      -----                       -----

        X   Officer (give               Other (specify
      ----- title below)          ----- below)

           Executive Vice President and General Counsel

==================================================================

7.   Individual or Joint/Group Filing (Check Applicable Line)

       X   Form filed by One Reporting Person
     -----
           Form filed by More than One Reporting Person
     -----


==================================================================

         Table I -- Non-Derivative Securities Acquired,
               Disposed of, or Beneficially Owned



=================================================================================================================================
1. Title of    2. Transaction      3. Transaction  4. Securities Acquired     5. Amount of       6. Ownership      7. Nature of
   Security       Date                Code            (A) or Disposed of (D)     Securities         Form: Direct      Indirect
   (Instr. 3)     (Month/Day/Year)    (Instr. 8)      (Instr. 3, 4 and 5)        Beneficially       (D) or            Beneficial
                                                                                 Owned at End of    Indirect (I)      Ownership
                                      -----------     ------------------------   Month              (Instr. 4)        (Instr. 4)
                                                               (A) or            (Instr. 3 and 4)
                                      Code     V       Amount  (D)     Price
   ---------      ---------------     ----   -----    -------- ------  -----     ----------------   -----------       -----------
Common Stock, par     1/29/99          F       V       12,983     D   $40.125      427,910              D
value $0.01 per
share (1)

Common Stock, par                                                                      400              I             By husband
value $0.01 per
share
---------------------------------------------------------------------------------------------------------------------------------


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see
  Instruction 4(b)(v).

                           Page 1 of 2
                                                  SEC 1474 (7-96)

                         Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                      (e.g., puts, calls, warrants, options, convertible securities)

=================================================================================================================================
1. Title of         2. Conver-     3. Trans-      4. Transac-        5. Number of Deriva-       6. Date Exercis-
   Derivative          sion or        action         tion               tive Securities Ac-        able and Expi-
   Security            Exer-          Date           Code               quired (A) or Dis-         ration Date
   (Instr. 3)          cise           (Month/        (Instr. 8)         posed of (D)               (Month/Day/
                       Price of       Day/                              (Instr. 3, 4 and 5)        Year)
                       Deriva-        Year)                                                        ------------------
                       tive Se-                                                                    Date       Expira-
                       curity                                           -------------------        Exer-      tion
                                                     Code    V             (A)       (D)           cisable    Date
  ------------         --------      --------        ----  -----        --------    -----          --------   --------




1. Title of      7. Title and Amount of    8. Price of    9. Number of    10. Ownership Form  11. Nature of
   Derivative       Underlying Securities     Derivative     derivative       of Derivative       Indirect
   Security         (Instr. 3 and 4)          Security       Securities       Security: Direct    Beneficial
   (Instr. 3)                                (Instr. 5)     Beneficially     (D) or Indirect     Ownership
                 --------------------------                  Owned at End     (I)                 (Instr. 4)
                                  Amount or                  of Month         (Instr. 4)
                                  Number of                  (Instr. 4)
                    Title         Shares
  -----------    -----------      --------    ---------      ------------     ----------------    ----------


---------------------------------------------------------------------------------------------------------------------------------



Explanation of Responses:

(1) Shares of Common Stock are represented in the hands of the Reporting Person by Voting Trust Certificates issued by the Management Voting Trust, established pursuant to the Management Voting Trust Agreement, which holds (and has the sole right to vote) shares of Common Stock beneficially owned by employees and certain former employees of Young & Rubicam Inc. Voting Trust Certificates and the shares of Common Stock which they represent may not be sold or purchased apart from one another.

**   Intentional misstatements or omissions of facts constitute
     Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C.
     78ff(a).


                    /s/ Mark T. McEnroe            02/10/99
                    -------------------------     --------------
                    Mark T. McEnroe, attorney-in     Date
                    fact, on behalf of Stephanie W.
                    Abramson


Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.